Exhibit 23.3

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS

As independent petroleum engineers, Forrest A. Garb & Associates, Inc. hereby consents to all references to our firm included in or made a part of this Red Mountain Resources, Inc. Registration Statement on Form S-3 (the “Form S-3”) and any amendments thereto and further consents to the incorporation by reference in this Form S-3 and any amendments thereto of estimates of oil and gas reserves and future net revenues contained in our report, “Estimated Reserves and Future Net Revenue as of June 1, 2012 Attributable to Interests Owned by Red Mountain Resources, Inc. in Certain Properties Located in Texas”, dated August 31, 2012.

Forrest A. Garb & Associates, Inc.
Texas Registered Engineering Firm F-629

/s/ W. D. Harris III

W. D. Harris III
Chief Executive Officer

January 15, 2013